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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------



                                   F O R M 6-K

                      Pursuant to Section 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of March 2001



                                 RADVISION LTD.
                              (Name of Registrant)




                 24 Raoul Wallenberg St., Tel Aviv 69719 Israel
                     (Address of Principal Executive Office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X        Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes __             No  X


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




                                 RADVISION LTD.





6-K Items

1. RADVision Ltd. Press Release dated March 20, 2001 re RADVISION Announces Release of MEGACO/H.248 Toolkit as Part of its V2oIP(TM)Family of Enabling Technology.

2.   RADVision Ltd. Press Release dated March 20, 2001 re RADVISION Previews SIP
     - H.323 Interworking Technology at Spring 2001 VON in Phoenix, AZ, March 20-23.

3. RADVision Ltd. Press Release dated March 22, 2001 re RADVISION's Enhanced Communication Server (ECS) for Intelligent Network Management for IP Communications Now Available as Windows NT(R) Application.

                                                                          ITEM 1

Contact:

David Seligman        Sandra Fathi                   Jody Burfening/Sanjay Hurry
CFO                   Dir. Corporate Communications  Investor Relations
RADVISION             RADVISION                      Lippert/Heilshorn &
Tel: +972.3.645.5446  Tel: 201.529.4300 x 301          Associates
cfo@radvision.com     sfathi@radvision.com           Tel: 212.838.3777
                                                     jbs@lhai.com

       RADVISION Announces Release of MEGACO/H.248 Toolkit as Part of its
                     V2oIP(TM)Family of Enabling Technology


Mahwah, New Jersey, March 20, 2001 -- RADVISION (NASDAQ: RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP, announced today the release of the MEGACO/H.248 Toolkit, the newest addition to its family of industry-standard V2oIP(TM) enabling technology.

MEGACO/H.248 is the official industry standard protocol for interfacing between external call agents called Media Gateway Controllers (MGCs) and Media Gateways
(MGs) in multimedia communications. The standard is the result of a unique collaborative effort between the IETF and ITU standards organizations. Derived from MGCP, MEGACO/H.248 offers several key enhancements including support for multimedia and conferencing calls, improved semantic message processing, text and binary encoding, TCP and UDP transport options and a formalized extension process.

"RADVISION has always been at the forefront of the development and implementation of standards for IP communications," said Ami Amir, CEO of RADVISION. "We played an active role in the ground-breaking collaboration between the IETF and ITU-T to jointly establish MEGACO/H.248 as the official standard for decomposed gateways. Adding MEGACO to our family of multi-protocol solutions for developers is part of our strategy to maintain our market leadership as the one-stop shop for critical IP-centric technologies"

RADVISION's MEGACO/H.248 Toolkit offers the necessary building blocks for application developers wishing to develop highly scalable and flexible Media Gateway (MG) or Media Gateway Controller (MGC) applications in compliance with the joint IETF and ITU-T specifications. RADVISION has implemented a unique Media Device Manager to greatly simplify application development and reduce development time by interpreting the semantics of MEGACO/H.248 messages. The MEGACO/H.248 Toolkit complements RADVISION's comprehensive suite of IP communication protocol software, which includes Express SIP, Universal SIP, H.323, and MGCP (Media Gateway Control Protocol) Toolkits.

The Toolkit's layered architecture implements Raw, Primitive and Semantics layers to provide developers with maximum control over developing their applications. Furthermore, in its longstanding tradition of providing the industry's leading interoperable products, the MEGACO/H.248 Toolkit has been successfully tested for interoperability at industry-standard interop events.

                                    --more--

About RADVISION

RADVISION is a leading provider of products and technology for real-time voice, video, and data communications over packet networks; this includes the Internet and other Internet Protocol (IP) based networks. Recognized universally as the experts in real-time Voice and Video over IP (V2oIP), RADVISION offers the broadest and most complete set of enabling technology and networking systems needed to enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to new converged networks. Today, hundreds of thousands of end-users around the world communicate over next-generation networks, using IP-centric products and solutions built around RADVISION products and technology. RADVISION's multi-protocol software Toolkits for IP communications include: SIP, MEGACO/H.248, MGCP, and H.323; RADVISION's V2oIP networking products include: gateways, conferencing bridges, and gatekeeper applications. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities and Exchange Commission, including RADVISION's Form F-1 registration statement.


                                       ###


V2oIP, and OnLAN are trademarks and viaIP is a service mark of RADVISION Ltd. All other trade names and trademarks appearing herein are owned by their respective holders.

                                                                          ITEM 2

Contact:

Sandra Fathi
Dir. Corporate Communications
RADVISION
Tel: 201.529.4300 x 301
sfathi@radvision.com



            RADVISION Previews SIP - H.323 Interworking Technology at
                   Spring 2001 VON in Phoenix, AZ, March 20-23


          TECHNOLOGY PREVIEW DEMONSTRATES SEAMLESS CONNECTIVITY BETWEEN
                  H.323 AND SIP IP PHONES VIA SIGNALING GATEWAY

Mahwah, New Jersey, March 20, 2001 -- RADVISION (NASDAQ: RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video over IP (V2oIPTM), today announced it will be featuring a technology preview of SIP and H.323 interworking software at Spring 2001 Voice on the Net(TM) (VON).


The technology preview features innovative enabling software for ad-hoc interworking between SIP and H.323 compliant endpoints built around RADVISION's Express SIP toolkit. The H.323-SIP interworking software functions as a signaling gateway and is an essential application for providing seamless, end-to-end connectivity in multi-protocol, global IP-centric communications networks. RADVISION's H.323-SIP interworking software allows H.323 endpoints and SIP user agents to communicate seamlessly in both directions and without application intervention.

"For IP communications to become ubiquitous, users will need to be able to connect to one another using any type of device, over any type of network architecture," said Dr. Michelle Blank, vice president of galactic marketing for RADVISION. "RADVISION is committed to lending our expertise and knowledge of a broad family of standards for real-time IP communications to facilitate interoperability and interworking between H.323, SIP, MGCP and MEGACO/H.248."

RADVISION will also be featuring a demonstration of congruency's CNS 3200 Enhanced Hosted Communications Platform and touch-screen i.Picasso(TM) 6000 IP phone that was built around RADVISION's Universal SIP enabling technology. congruency is a leading provider of award-winning telecommunications infrastructure software and products that enable the delivery of hosted and enhanced services.

Visitors to the RADVISION booth #606/608 can find out more about RADVISION's comprehensive family of V2oIP communications protocol toolkits which includes Express SIP for building compact user agents, Universal SIP for building all types of feature-rich SIP entitiies, MGCP and H.248/MEGACO for building decomposed gateways, and H.323 for building IP-centric user devices, gateways, conferencing bridges and gatekeepers.

                                    --more--

About RADVISION

RADVISION is a leading provider of products and technology for real-time voice, video, and data communications over packet networks; this includes the Internet and other Internet Protocol (IP) based networks. Recognized universally as the experts in real-time Voice and Video over IP (V2oIP), RADVISION offers the broadest and most complete set of enabling technology and networking systems needed to enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to new converged networks. Today, hundreds of thousands of end-users around the world communicate over next-generation networks, using IP-centric products and solutions built around RADVISION products and technology. RADVISION's multi-protocol software toolkits for IP communications include: SIP, Megaco, MGCP, and H.323; RADVISION's V2oIP networking products include: gateways, conferencing bridges, and gatekeeper applications. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities and Exchange Commission, including RADVISION's Form F-1 registration statement.


                                       ###

V2oIP, and OnLAN are trademarks and viaIP is a service mark of RADVISION Ltd. All other trade names and trademarks appearing herein are owned by their respective holders.

                                                                          ITEM 3

Contact:

Sandra Fathi
Dir. Corporate Communications
RADVISION
Tel: 201.529.4300 x 301
sfathi@radvision.com






     RADVISION's Enhanced Communication Server (ECS) for Intelligent Network
                 Management for IP Communications Now Available
                          as Windows NT(R) Application

 STANDALONE VERSION OF EMBEDDED VIAIP ECS 500 PROVIDES ADVANCED H.323 GATEKEEPER
                   FUNCTIONALITY FOR MANAGING V2OIP NETWORKS

Mahwah, New Jersey, March 22, 2001 -- RADVISION (NASDAQ: RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video over IP (V2oIPTM), today announced that it has ported its embedded viaIP ECS 500 gatekeeper application to run on any Microsoft(R) Windows NT Server.


The ECS is a high-performance H.323 gatekeeper application initially designed to run on RADVISION's multifunction, chassis-based viaIP platform asNT-board. The ECS 500 offers advanced gatekeeper functionality and is now available as a standalone software application for running on a Windows NT Server. This powerful application provides network managers with complete functionality for defining and controlling how real-time voice and video traffic is managed over IP networks.

"A gatekeeper is the brains of any H.323 network and is the key to deploying and allocating enhanced IP-centric services," said Dr. Michelle Blank, vice president of galactic marketing for RADVISION. "This essential application allows an administrator to manage and control network resources and set policies that define who gets access to which services and when."

Designed with the network manager in mind, the ECS uses an intuitive Web interface for managing an H.323 `zone'. An H.323 zone is a collection of H.323 terminals, multipoint conferencing units and gateways registered with a single
H.323 gatekeeper. The ECS 500 can support 500 concurrent calls and 3000 registrations. RADVISION's ECS innovations include Neighbor Gatekeepers, Topology Islands, built in "Services" and IVR capabilities. Other unique value-added features include Call Detail Report (CDR), Lightweight Directory Access Protocol (LDAP) support, load balancing, line and conference hunting, topology islands, H.450 supplementary services, H.341 Management Information Base (MIB) and much more.

RADVISION's broad family of gatekeeper products for managing IP communication networks includes embedded applications designed to run on the companies family of V2oIP gateways and conference bridges, a suite of Windows server applications designed to support small, medium and large scale networks, and gatekeeper developer toolkits for building customized gatekeeper applications.

                                    --more--

About RADVISION

RADVISION is a leading provider of products and technology for real-time voice, video, and data communications over packet networks; this includes the Internet and other Internet Protocol (IP) based networks. Recognized universally as the experts in real-time Voice and Video over IP (V2oIP), RADVISION offers the broadest and most complete set of enabling technology and networking systems needed to enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to new converged networks. Today, hundreds of thousands of end-users around the world communicate over next-generation networks, using IP-centric products and solutions built around RADVISION products and technology. RADVISION's multi-protocol software toolkits for IP communications include: SIP, Megaco, MGCP, and H.323; RADVISION's V2oIP networking products include: gateways, conferencing bridges, and gatekeeper applications. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities and Exchange Commission, including RADVISION's Form F-1 registration statement.


                                       ###

V2oIP, and OnLAN are trademarks and viaIP is a service mark of RADVISION Ltd. All other trade names and trademarks appearing herein are owned by their respective holders.

                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADVISION LTD.
                                                 ----------------
                                                   (Registrant)



                                                   By   /s/David Seligman
                                                        -----------------

                                                       David Seligman
                                                       Chief Financial Officer


Dated: March 22, 2001